Exhibit 99.10

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

 We consent to the incorporation by reference in the Registration Statement (Form F-10 No. 333-178184) of Sprott Physical Silver Trust (the “Trust”) of our reports dated March 30, 2012, with respect to the financial statements of the Trust and the effectiveness of internal control over financial reporting included in this Annual Report (Form 40-F) of the Trust for the year ended December 31, 2011.

/s/ Ernst &Young LLP

Chartered Accountants
Licensed Public Accountant

Toronto, Canada
March 30, 2012